FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Corporation

1.1	Name and Address of Corporation

Klondex Mines Ltd. 1055 West Hastings Street, Suite 2200 Vancouver, British Columbia V6E 2E9 (the "Corporation")

1.2	Executive Officer

For further information, please contact Barry Dahl, Chief Financial Officer of the Corporation, at:

Phone: (775) 284-5757

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On October 3, 2016, the Corporation completed its acquisition (the "Acquisition") of all of the membership interests of Carlin Resources, LLC ("Carlin LLC"), a Nevada limited liability company that owned, the following assets: (i) the Hollister mine in Nevada; (ii) the and the Esmeralda mine and ore milling complex in Nevada; (iii) a corporate office in Winnemucca, Nevada; (iv) a core shed and corporate house; (v) a laboratory in Lovelock, Nevada; (vi) a mobile fleet of underground mining equipment; (vii) all of the membership interests of Rock Creek Conservancy, LLC, which owns, among other things, certain additional properties; and (viii) certain other land interests and related assets.

The Acquisition was carried out pursuant to the terms of a membership interest purchase agreement (the "Purchase Agreement") dated July 25, 2016 among the Corporation, Klondex Holdings (USA) Inc. ("Klondex USA"), an indirect wholly-owned subsidiary of the Corporation, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP, as assigned by Klondex USA to Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Corporation.

2.2	Date of the Acquisition

October 3, 2016.

2.3	Consideration

The Acquisition was completed in consideration for: (i) the payment by Klondex Schuma to Waterton Splitter of US$80 million in cash; (ii) the issuance by the Corporation to Waterton Splitter of 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Corporation ("Common Shares"), which Consideration Warrants have a 15 ½ year term, are exercisable commencing on April 3, 2017, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) the issuance by the Corporation to Waterton Splitter of 2,600,000 Common Shares.

The Acquisition was financed through the net proceeds of the bought deal private placement completed on August 18, 2016 (the "Offering"), pursuant to which 25,900,000 subscription receipts of the Corporation (the "Subscription Receipts") were issued at a price of C$5.00 per Subscription Receipt for aggregate gross proceeds of C$129.5 million, which net proceeds were released from escrow in connection with the closing of the Acquisition.

In connection with the closing of the Acquisition and upon the release of the net proceeds of the Offering from escrow to the Corporation, each Subscription Receipt automatically converted into one special warrant of the Corporation (a "Special Warrant"). Each Special Warrant entitles the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one Common Share. The Special Warrants are exercisable by the holders thereof at any time after the date hereof and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Deemed Exercise Date"). The Special Warrants are, and the Common Shares issuable upon the exercise of the Special Warrants prior to the Deemed Exercise Date will be, subject to a four month plus one day hold period commencing on August 18, 2016, pursuant to applicable Canadian securities laws, subject to the filing of a prospectus prior to the expiry of such hold period. The Corporation has agreed to use its commercially reasonable efforts to file a prospectus in Canada in order to qualify the issuance of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants.

2.4	Effect on Financial Position

The Corporation does not have any current plans for material changes in the Corporation's business affairs or the affairs of the acquired business which may have a significant effect on the results of operations and financial position of the Corporation.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The transaction was not with an informed person, associate or affiliate of the Corporation.

2.7	Date of Report

November 16, 2016.

Item 3	Financial Statements

The following financial statements, together with the notes thereto, are included in this Business Acquisition Report:

(a)

Carlin LLC's audited annual financial statements as at and for the years ended December 31, 2015 and 2014, together with the notes thereto and the auditor's report thereon, attached hereto as Schedule "A";

(b)	Carlin LLC's unaudited interim condensed consolidated financial statements for the six months ended June 30, 2016 and 2015, together with the notes thereto, attached hereto as Schedule "B"; and

(c)

the Corporation's unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2015 and for the six months ended June 30, 2016, together with the notes thereto, attached hereto as Schedule "C".

The auditors of Carlin LLC have not given their consent to include their audit report in this Business Acquisition Report.

Cautionary Note Regarding Forward-looking Information

This Business Acquisition Report contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to the filing of a prospectus by the Corporation. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which mineral reserve estimates are reflective of actual mineral reserve; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of the Corporation to fund its substantial capital requirements and operations. Risks and uncertainties about the Corporation's business are more fully discussed in the Corporation's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. The Corporation assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

SCHEDULE "A"

AUDITED ANNUAL FINANCIAL STATEMENTS OF CARLIN LLC FOR THE YEARS
ENDED DECEMBER 31, 2015 AND 2014

TABLE OF CONTENTS

Independent Auditor's Report 3

Consolidated Statements of Financial Position 5

Consolidated Statements of Loss and Comprehensive Loss 6

Consolidated Statements of Changes in Equity 7

Consolidated Statements of Cash Flows 8

Notes to the Consolidated Financial Statements 9

1. Nature of Operations 9
2. Summary of Significant Accounting Policies 9
3. Recent Accounting Pronouncements 12
4. Significant Judgments, Estimates and Assumptions 13
5. Inventories 13
6. Prepaid Expenses and Other 14
7. Mineral Properties, Plant and Equipment 14
8. Finance Lease Obligations 15
9. Obligation under Net Profit Interest 15
10. Decommissioning Provision 16
11. Unitholders' Capital 16
12. Related Party Transactions 16
13. Fair Value Measurements 17
14. Financial Risk Management 18
15. Commitments and Contingencies 18
16. Subsequent Events 19

-2-

Independent auditors' report

To Waterton Global Resource Management, Inc.

We have audited the accompanying consolidated financial statements of **Carlin Resources LLC**, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our qualified opinion on the consolidated financial statements for the year ended December 31, 2014, and the financial performance and cash flows for the year ended December 31, 2015, and our unmodified audit opinion on the financial position as at December 31, 2015.

Basis for qualified opinion on the 2014 consolidated financial statements and 2015 financial performance and cash flows

We were not appointed as auditors of the Company until after December 31, 2015, and thus did not observe the counting of the physical inventories at the beginning and end of the years ended December 31, 2014 and 2015. We were unable to satisfy ourselves by alternative means concerning inventory values as at December 31, 2013 and 2014. The Company has recorded an inventory balance on the consolidated statements of financial position of $882,000 as at December 31, 2014. As a result of this matter, we were unable to determine whether any adjustments might have been found necessary in respect of recorded or unrecorded inventories as at December 31, 2014. Since opening inventories affect the determination of financial performance and cash flows, we were unable to determine whether adjustments to the financial performance and cash flows might be necessary for the years ended December 31, 2015 and 2014.

EY
A member firm of Ernst & Young Global Limited

– 2 –

Qualified opinion on the 2014 consolidated financial statements and 2015 financial performance and cash flows

In our opinion, except for the possible effects of the matter described in the Basis for qualified opinion on the 2014 consolidated financial statements and 2015 financial performance and cash flows paragraph, the consolidated financial statements present fairly, in all material respects, the financial position of Carlin Resources LLC as at December 31, and 2014, and its financial performance and its cash flows for the years ended December 31, 2015 and 2014, in accordance with International Financial Reporting Standards.

Opinion on the 2015 financial position

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Carlin Resources LLC as at December 31, 2015, in accordance with International Financial Reporting Standards.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
September 15, 2016

EY
A member firm of Ernst & Young Global Limited

	Note	Years ended December 31, 2015	2014
Assets			
Current assets			
Cash		$ 1,482	$ 97
Accounts receivable	10	3,484	—
Due from related parties	12	1,571	1,461
Inventories	5	449	882
Prepaid expenses and other	6	333	503
Total current assets		7,319	2,943
Mineral properties, plant and equipment	7	31,391	24,271
Restricted cash	10	388	10,029
Total assets		$ 39,098	$ 37,243
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		$ 1,116	$ 1,480
Due to related parties	12	64	—
Finance lease obligations, current	8	44	59
Total current liabilities		1,224	1,539
Finance lease obligations	8	—	44
Decommissioning provision	10	8,694	8,951
Total liabilities		9,918	10,534
Unitholders' Equity			
Unit capital and unitholders' surplus	11	61,350	50,350
Deficit		(32,170)	(23,641)
Total unitholders' equity		29,180	26,709
Total liabilities and unitholders' equity		$ 39,098	$ 37,243

Approved on behalf of the Managers:

"Richard Wells"

Richard Wells
Manager

	Note	Years ended December 31, 2015		Years ended December 31, 2014	
Revenue		$	—	$	2,995
Cost of sales					
Production costs			—		3,544
Depreciation and depletion			2,134		1,959
Gross margin			(2,134)		(2,508)
General and administrative expenses			6,473		6,413
(Gain) loss on equipment disposal			(78)		54
Loss from operations			(8,529)		(8,975)
Net loss and Comprehensive Loss		$	(8,529)	$	(8,975)

-6-

	Note	Unit capital	Unitholders' surplus	Accumulated deficit	Total unitholders' equity
Balance as of December 31, 2013		$ 21,500	$ 20,750	$ (14,666)	$ 27,584
Unitholder contributions	11	—	8,100	—	8,100
Net loss		—	—	(8,975)	(8,975)
Balance as of December 31, 2014		$ 21,500	$ 28,850	$ (23,641)	$ 26,709
Unitholder contributions	11	—	11,000	—	11,000
Net loss		—		(8,529)	(8,529)
Balance as of December 31, 2015		$ 21,500	$ 39,850	$ (32,170)	$ 29,180

-7-

	Note	Years ended December 31, 2015	2014
Operating activities			
Net Loss		$ (8,529)	$ (8,975)
Items not involving cash			
Depreciation and depletion		2,134	1,959
(Gain) loss on equipment disposal	7	(78)	54
		(6,473)	(6,962)
Changes in non-cash working capital			
Accounts receivable	10	(3,484)	—
Due from related parties		(110)	(1,319)
Inventories		433	502
Prepaid expenses and other		170	291
Accounts payable and accrued liabilities		(364)	(1,139)
Due to related parties		64	—
Net cash used in operating activities		(9,764)	(8,627)
Investing activities			
Expenditures on mineral properties, plant and equipment		(9,511)	(3,903)
Proceeds from equipment disposal		78	—
Decrease in restricted cash	10	9,641	2,057
Net cash provided by (used in) investing activities		208	(1,846)
Financing activities			
Contributions from unitholders		11,000	8,100
Payments under finance lease		(59)	(59)
Net cash provided by financing activities		10,941	8,041
Net increase (decrease) in cash		1,385	(2,432)
Cash, beginning of period		97	2,529
Cash, end of period		$ 1,482	$ 97

-8-

6. Prepaid Expenses and Other

	December 31, 2015	December 31, 2014
Prepaid insurance	$ 159	$ 77
Claim maintenance and land holding costs	159	170
Deposits	5	175
Other	10	81
	$ 333	$ 503

7. Mineral Properties, Plant and Equipment

Cost	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Balance as of December 31, 2013		$ 10,195	$ 13,109	$ —	$ 23,304
Additions		—	2,182	1,720	3,902
Disposals		—	(64)	—	(64)
Decrease in decommissioning provision	10	(14)	—	—	(14)
Balance as of December 31, 2014		$ 10,181	$ 15,227	$ 1,720	$ 27,128
Accumulated depreciation and depletion					
Balance as of December 31, 2013		$ —	$ 910	$ —	$ 910
Additions		—	1,959	—	1,959
Disposals		—	(12)	—	(12)
Balance as of December 31, 2014		—	2,857	—	2,857
Net book value, December 31, 2014		$ 10,181	$ 12,370	$ 1,720	$ 24,271

-14-

Cost	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
Balance as of December 31, 2014		$ 10,181	$ 15,227	$ 1,720	$ 27,128
Additions		—	4,973	4,616	9,589
Disposals		—	(78)	—	(78)
Decrease in decommissioning provision	10	(257)	—	—	(257)
Balance as of December 31, 2015		$ 9,924	$ 20,122	$ 6,336	$ 36,382
Accumulated depreciation and depletion					
Balance as of December 31, 2014		$ —	$ 2,857	$ —	$ 2,857
Additions		—	2,134	—	2,134
Balance as of December 31, 2015		—	4,991	—	4,991
Net book value, December 31, 2015		$ 9,924	$ 15,131	$ 6,336	$ 31,391

8. Finance Lease Obligations

The Company made $59 in principal payments on its finance lease obligations during the year ended December 31, 2015 (December 31, 2014 – $59). The remaining liability of $44 is reflected as a current liability as it is due in its entirety in 2016.

9. Obligation under Net Profit Interest

The Net Profits Royalty Agreement was amended on June 17, 2016 to clarify that the agreement will terminate in the event the Company is sold. The Company values this liability based on estimates of mine operations between the valuation date and the termination of the agreement. This assessment resulted in a liability of $nil as of December 31, 2015 (December 31, 2014 – $nil). No payments have been made under this agreement since inception.

-15-

10. Decommissioning Provision

The Company's decommissioning provision is related to its mining operations and exploration activities at Hollister and Esmeralda as of December 31, 2015, and incorporated an inflation rate of 0.7% (December 31, 2014 – 0.8%) and a discount rate of 2.3% (December 31, 2014 – 2.2%). The bulk of the obligation is estimated to be satisfied in 2025 (December 31, 2014 – 2024). No amounts were paid in respect of the decommissioning provision in either 2015 or 2014. The following table provides a summary of changes in the decommissioning provision:

	December 31,	
	2015	2014
Balance as of beginning of period	$ 8,951	$ 8,965
Adjustments from change in estimate of obligations	(80)	(94)
Adjustments from change in discount rate	(177)	80
Balance as of end of period	$ 8,694	$ 8,951

There was no accretion expense recognized during the years ended December 31, 2015 and 2014. As of December 31, 2015, the Company's decommissioning provision was collateralized by $388 cash balance held by the U.S. Forestry Service (December 31, 2014: $10,029 held by the U.S. Forestry Service, Nevada Department of Environmental Protection and the Bureau of Land Management) and by letters of credit and surety bonds guaranteed by the parent of the Company in the amount of $14,202 (December 31, 2014 – $2,982). During the year ended December 31, 2015, the Company reduced the amount of restricted cash balances collateralizing the surety bonds by $9,641 (December 31, 2014 – $2,057), by issuing letters of credit and surety bonds disclosed above. Of the reduction in restricted cash during 2015, $3,484 was processed in 2015, but not received until January 2016, this amount has been reflected in accounts receivable as at December 31, 2015.

11. Unitholders' Capital

Unit capital and Unitholders' surplus

The authorized unit capital of the Company is comprised of an unlimited number of units. As at December 31, 2015, there were 21,500,000 common units outstanding (December 31, 2014 – 21,500,000). Contributions are received from the parent of the Company as cash requirements dictate and are recorded as Unitholders' surplus.

12. Related Party Transactions

	Years ended December 31,	
	2015	2014
Elko Mining Group, LLC	$ 1,346	$ 1,416
Gemfield Resources, LLC	211	—
Other	14	45
Due from related parties	$ 1,571	$ 1,461

-16-

In 2015, the parent of the Company contributed $11,000 in equity (December 31, 2014 – $8,100).

13. Fair Value Measurements

	Financial Instrument Category	Fair Value Hierarchy	December 31, 2015 Fair Value	December 31, 2014 Fair Value
Financial Assets				
Cash	Loans and receivables	1	$ 1,482	$ 97
Restricted cash	Loans and receivables	1	388	10,029
Accounts receivable	Loans and receivables	1	3,484	—
Due from related parties	Loans and receivables	1	1,571	1,461
			$ 6,925	$ 11,587

	Financial Instrument Category	Fair Value Hierarchy	December 31, 2015 Fair Value	December 31, 2014 Fair Value
Financial Liabilities				
Accounts payable and accrued liabilities	Financial liabilities at amortized cost	1	$ 1,116	$ 1,480
Due to related parties	Financial liabilities at amortized cost	1	64	—
Finance lease obligations	Financial liabilities at amortized cost	1	44	103
			$ 1,224	$ 1,583

-17-

Letter of Credit

On March 31, 2015 the Fund entered into a 3-year revolving term credit facility (the "Facility") with Citibank, N.A. The Company has the ability to utilize the Facility in order eliminate the need to post cash collateral with regulatory agencies. In 2015 the Company utilized the Facility through the issuance of a letter of credit totaling $14,202 to meet the bonding requirements of $14,202 in bonds, and received $9,641 of previously posted cash collateral. The remaining balance of previously posted cash collateral was recorded as a receivable as at December 31, 2015, and was received subsequent to December 31, 2015. The Company is required to reimburse the Fund for the expense incurred with respect to the Letter of Credit. The Facility is subject to a charge of approximately 160bps for amounts drawn under the letter of credit. In the event that the Facility is terminated or matures, the Company will be required to post the full $14,202 in cash with the regulatory agencies.

16. Subsequent Events

Klondex Mines Ltd. transaction

-19-

SCHEDULE "B"

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OF CARLIN LLC FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

Unaudited Consolidated Financial Statements

Six Months Ended June 30, 2016 and 2015

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements

Carlin Resources, LLC
Unaudited Consolidated Statements of Financial Position
(Expressed in thousands of United States dollars)

		June 30,	December 31,
	Note	2016	2015
Assets
Current assets
Cash		$1,515	$1,482
Accounts receivable		–	3,484
Due from related parties	12	795	1,571
Inventories	5	449	449
Prepaid expenses and other	6	111	333
Total current assets		2,870	7,319
Mineral properties, plant and equipment	7	33,061	31,391
Restricted cash	10	388	388
Total assets		$36,319	$39,098
Liabilities
Accounts payable and accrued liabilities		$388	$1,116
Due to related parties	12	—	64
Finance lease obligations, current	8	15	44
Total current liabilities		403	1,224
Decommissioning provision	10	9,936	8,694
Total liabilities		10,339	9,918
Unitholders' Equity
Members’ equity	11	61,350	61,350
Deficit		(35,370)	(32,170)
Total unitholders' equity		25,980	29,180
Total liabilities and unitholders' equity		$36,319	$39,098

See Commitments and Contingencies (note 15) and Subsequent Events (note 16)

Approved on behalf of the Managers:

"Richard Wells"
Richard Wells
Manager

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements

Carlin Resources, LLC
Unaudited Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of United States dollars, except per share amounts)

		Six months ended June 30,
	Note	2016	2015
Revenue		$—	$—
Cost of sales
Production costs		—	—
Depreciation and depletion	7	1,143	1,085
Gross margin		(1,143)	(1,085)
General and administrative expenses		2,057	3,212
Loss from operations		(3,200)	(4,297)
Net loss		$(3,200)	$(4,297)
Other comprehensive loss		—	—
Comprehensive loss		$(3,200)	$(4,297)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements

Carlin Resources, LLC
Unaudited Consolidated Statements of Changes in Equity
(Expressed in thousands of United States dollars, except common shares issued and outstanding)

		Unit	Member’s	Accumulated	Total
	Note	capital	surplus	deficit	unitholders’
					equity
Balance as of December 31, 2014		$21,500	$28,850	$(23,641)	$26,709
Members contributions	11	—	8,000	—	8,000
Net loss		—	—	(4,297)	(4,297)
Balance as of June 30, 2015		$21,500	$36,850	$(27,938)	$30,412
Members contributions	11	—	3,000	—	3,000
Net Loss				(4,232)	(4,232)
Balance as of December 31, 2015		$21,500	$39,850	$(32,170)	$29,180
Members contributions	11	—	—	—	—
Net loss		—	—	(3,200)	(3,200)
Balance as of June 30, 2016		$21,500	$39,850	$(35,370)	$25,980

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements

Carlin Resources, LLC
Unaudited Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

		Six months ended June 30,
	Note	2016	2015
Operating activities
Net Loss		$(3,200)	$(4,297)
Items not involving cash
Depreciation and depletion	7	1,143	1,085
		(2,057)	(3,212)
Changes in non-cash working capital
Accounts receivable		3,484	—
Due from related parties	12	776	(147)
Inventories	5	—	114
Prepaid expenses and other	6	222	272
Accounts payable and accrued liabilities		(729)	672
Due to related parties	12	(64)	—
Net cash provided by (used in) operating activities		1,632	(2,301)
Investing activities
Expenditures on mineral properties, plant and equipment	7	(1,571)	(4,878)
Decrease in restricted cash	10	—	5,751
Net cash (used in) provided by investing activities		(1,571)	873
Financing activities
Contributions from members	12	—	8,000
Payments under finance lease	8	(28)	(29)
Net cash (used in) provided by financing activities		(28)	7,971
Net increase in cash		33	6,543
Cash, beginning of period		1,482	97
Cash, end of period		$1,515	$6,640

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements

Carlin Resources, LLC
Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of United States dollars, unless otherwise noted)

1. Nature of Operations

Carlin Resources, LLC (the "Company") is a gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and efficient manner. During operations, gold and silver sales represent 100% of the Company’s revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As of June 30, 2016, the Company had 100% interests in two operations in development: Hollister underground mine and exploration area (collectively “Hollister”) and the Esmeralda mine and ore milling facility (collectively “Esmeralda”) which are located in the state of Nevada, USA. The Company’s milling and processing facilities, which are located at Esmeralda, were used to process ore from Hollister during operating periods. Both Hollister and Esmeralda were transitioned into development status commencing November 2013.

The Company was formed as a limited liability company on April 22, 2013 under the laws of Nevada, USA. Originally named Waterton Global Mining Company, LLC, the Company changed its name to Carlin Resources, LLC effective November 17, 2014. The Company is not listed on any public exchange and is wholly owned by Waterton Nevada Splitter, LLC, a Nevada limited liability company. Waterton Precious Metals Fund II Cayman, LP is the ultimate parent of the group. The Company’s registered office is located at 230 South Rock Blvd., Suite 30, Reno, Nevada, USA, 89502.

As discussed in Note 16, Subsequent Events, the parent of the Company entered into a purchase agreement on July 25, 2016 with Klondex Mines Ltd. to sell its 100% ownership of the Company to Klondex Mines Ltd.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company’s unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), and are expressed and presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).

These unaudited consolidated financial statements have been authorized by or on behalf of the Managing Members of the Company for issuance on August 31, 2016.

Principles of consolidation

These unaudited consolidated financial statements include the accounts of the Company and its subsidiary. A subsidiary is an entity over which the Company has control, which means the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s wholly owned subsidiary, Rock Creek Conservancy, LLC, holds certain parcels of land in Lander County, Nevada. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.

Presentation currency

The Company uses the United States dollar as its presentation currency. Both Hollister and Esmeralda are located in Nevada, USA, and the commodities which form the Company’s revenue are quoted primarily in United States dollars.

Foreign currency translation

The functional currency of the Company and its subsidiary is measured using the currency of the primary economic environment in which that entity operates. The functional currency of the Company and its subsidiary is the United States dollar. Both Hollister and Esmeralda are located in Nevada, USA, and the commodities which form the Company’s revenue are quoted primarily in United States dollars.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Financial instrument classification and measurement

Financial instruments are initially recorded at fair value less transaction costs if not subsequently measured at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss” ("FVTPL"), “loans and receivables”, or "available for sale". Measurement of financial liabilities in subsequent periods depends on whether they are classified as FVTPL or “other financial liabilities”. The following discusses measurement classifications applicable to the Company.

•

Loans and receivables relate to financial assets that are measured at amortized cost subsequent to initial recognition, which for the Company is its cash, restricted cash, accounts receivable, and due from related parties.

•

Other financial liabilities relate to financial liabilities that are measured at amortized cost using the effective interest method subsequent to initial recognition, which for the Company is its accounts payable and accrued liabilities, due to related parties, and finance lease obligations.

Cash

Cash is unrestricted as to use and consists of cash on hand, demand deposits, and short term interest bearing investments with original maturities of 90 days or less. Restricted cash, which is excluded from cash, is listed separately and collateralizes surety bonds.

Due from related parties

Due from related parties consists of amounts due from entities related to the Company by virtue of the same parent entity. The entire due from related party balance is expected to be collected during the next 12 months.

Accounts receivable

Accounts receivable consists of refunds due to the Company from a regulatory agency. The entire accounts receivable balance is expected to be collected in the next 12 months.

Inventories

The Company's inventories include supplies inventory; as a result of transitioning to development status in 2013, the Company no longer has production-related inventories on hand as of June 30, 2016 or December 31, 2015. Supplies inventory costs include freight and tax and consist of supplies and commodity consumables used in the mining, milling, and refining processes, as well as spare parts for equipment.

Mineral properties, plant and equipment

Mineral properties, plant and equipment are carried at cost, less accumulated depletion, depreciation, and accumulated impairment losses (if any). Cost includes the fair value of consideration given to acquire or construct an asset and includes all charges associated with bringing an asset to the location and condition necessary for its intended use. Estimated costs of decommissioning, dismantling, and removing assets are capitalized to the cost of the asset to which they relate.

•

Mineral properties consist of the fair value attributable to resources acquired in a business combination or asset acquisition, mine development costs, tailings facilities, and environmental compliance and permitting costs. Mine development costs include costs to build or construct shafts, drifts, and ramps, which enable the Company to physically access ore and costs to delineate or expand existing mineral resource ore bodies, including costs for drilling, assaying, and engineering work.

•

Plant and equipment include acquisition and purchase costs and the costs of major overhauls of parts of property and equipment if such part extends the productive capacity or useful economic life of the asset to which it relates. Upon such occurrence, the carrying amount of the replaced part is derecognized as a current period charge. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred. Plant and equipment include assets acquired pursuant to capital lease obligations in which the Company receives substantially all the risks and rewards of ownership of the asset.

Depreciation on property and equipment is calculated using the straight-line method based on the asset’s expected useful life. When components of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The expected useful lives of major asset categories are as follows: computers and software – 3 years; mine equipment – 5 years; furniture and fixtures – 3 years; light- duty vehicles – 3 years; and buildings, milling and refining facilities – 10 years. Depreciation on assets under construction commences when such assets are substantially complete and placed in service for their intended use.

•

Exploration and evaluation assets include the capitalized costs of acquiring mineral property rights and licenses and subsequent exploration drilling and related evaluation costs at sites without an existing mine or on areas outside of the approximate boundary of a known mineral resource deposit. Exploration and evaluation expenditures are capitalized as incurred within mineral properties, plant and equipment, and such costs are carried forward as an asset provided that one of the following conditions is met: 1) such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or 2) exploration and evaluation activities in the area of interest have not yet reached a stage that demonstrates technical feasibility and commercial viability, and active and significant operations in relation to the area are continuing, or planned for the future.

Once an area demonstrates technical feasibility and commercial viability, subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral properties within property, plant and equipment and amortized using the units of production method. The determination of a technically feasible and commercially viable resource is assessed based on a combination of factors including, but not limited to: 1) the extent to which mineral resources have been identified through a feasibility study or similar document; 2) the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study; 3) the status of environmental permits; and 4) the status of mining leases or permits.

If a project does not prove to be technically feasible or economically viable, unrecoverable capitalized exploration and evaluation costs are written off. Proceeds from the sale of mineralized material (gold and silver) during the exploration and evaluation stage are offset against any capitalized costs of the related exploration and evaluation asset.

Impairment of long-lived assets

At each reporting period end, the Company reviews its long-lived assets, which include capitalized costs for mineral properties, plant and equipment (including work in process), and land and building assets, to determine whether any indications of impairment exist. If any such indication exists, the recoverable amount of the relevant cash generating unit (“CGU”) is estimated in order to determine the extent of an impairment, if any at all. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. As the Hollister and Esmeralda sites are co-dependent based on the ore extraction, processing, revenue and cash inflows, the Company only operates under one CGU and one business segment. Segmented disclosure is therefore not required within these consolidated financial statements.

The recoverable amount is determined as the higher of fair value less direct costs of disposal (“FVLCD”) and the asset’s value in use (“VIU”). FVLCD is the estimated amount that would be obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a binding sale agreement is not readily available, FVLCD is often estimated using a discounted post-tax cash flow approach. In assessing VIU, the estimated future pre-tax cash flows of an asset or CGU are discounted to their present value. Estimated future cash flows are computed using estimated recoverable gold and silver ounces from period-end mineral resources, estimates of future gold and silver prices, and estimates of future operating, capital, and decommissioning costs. If the carrying amount of an asset or CGU exceeds its estimated recoverable amount, the carrying amount of such asset or CGU is reduced to its estimated recoverable amount and an impairment loss is recognized. Assets or CGUs that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. As the Company is party to a purchase agreement dated July 25, 2016 with Klondex Mines Ltd., (see Note 16, Subsequent Events) this purchase agreement provides an indication of FVLCD.

Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business, which is defined as an integrated set of activities and assets that includes inputs, outputs, and processes that are capable of being conducted and managed for the purpose of providing a return to the Company or other economic benefits.

The Company applies the acquisition method to account for business combinations, whereby the purchase consideration transferred is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods upon the receipt of final values; however, the measurement period will not exceed one year from the acquisition date. Acquisition-related costs are expensed as incurred, except for the cost of debt or equity instruments issued in relation to the acquisition, which are included in the carrying amount of the related instrument.

If an acquisition does not meet the definition of a business, the transaction is accounted for as an asset purchase.

The Company’s acquisition of Hollister and Esmeralda from Rodeo Creek Gold Inc. in May 2013 constituted a business combination.

Decommissioning provision

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for site closure and reclamation activities where the liability is probable and a reasonable estimate can be made of the obligation amount. Provisions for closure and reclamation liabilities are estimated using expected cash flows, engineering and environmental reports prepared by internal and third-party industry specialists, and the quantum of surety obligations posted by the Company, which are adjusted for estimates of inflation and discounted at a risk-free rate specific to the estimated term of the liability. The capitalized amount is included within mineral properties, plant and equipment and is amortized on the same basis as the asset to which it relates. The decommissioning provision liability is accreted over time to reflect the unwinding of the discount. The provision is reviewed at each period-end and adjusted for changes in estimates, circumstances, disturbances, and inputs used to compute the underlying liability.

Members’ equity

The proceeds from the issuance of units are recorded as members’ capital in the amount for which the unit share was purchased. There are no options or warrants issued or outstanding with respect to the Company’s units.

Revenue recognition

Revenue from the sale of gold and silver is recognized when: the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sales price can be reliably measured; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. These conditions are generally met when the sales price is fixed and title has passed to the buyer.

Income taxes

The Company and its subsidiary are limited liability companies registered in Nevada, USA. As a disregarded entity for United States tax purposes, no provision for income taxes is included in these consolidated financial statements.

Mining taxes and royalties are treated as components of production costs.

3. Recent Accounting Pronouncements

New accounting standards adopted during the year

The Company has not adopted or applied any new or recently issued accounting pronouncements during the preparation of the unaudited consolidated financial statements for the six months ended June 30, 2016. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements discussed below.

New accounting standards issued, but not yet effective

•

IFRS 9, Financial Instruments - classification and measurement: Addresses the classification, measurement and recognition of financial assets and financial liabilities, and includes a reformed approach to hedge accounting. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relates to the classification and measurement of financial instruments. IFRS 9 retains, but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. The standard introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement, except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early application is permitted. The Company is assessing the impact of IFRS 9 on its unaudited consolidated financial statements.

•

IFRS 15, Revenue from Contracts with Customers: Deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, and earlier application is permitted. The Company does not believe that IFRS 15 will impact its unaudited consolidated financial statements.

•

IFRS 16, Leases: On January 13, 2016, the IASB issued IFRS 16, according to which all leases will be on the balance sheet of lessees, except those that meet the limited exception criteria. Respectively, rent expense is to be removed and replaced by the recording of depreciation and finance expenses. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is assessing the impact of IFRS 16 on its unaudited consolidated financial statements.

4. Significant Judgments, Estimates and Assumptions

The preparation of the unaudited consolidated financial statements requires management to make judgments, assumptions and/or estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the unaudited consolidated financial statements and reported amounts of expenses during reporting periods. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company considers an accounting estimate to be critical if it requires significant management judgments and/or assumptions about matters that are highly uncertain at the time the estimate is made and if changes in the estimate that are reasonably possible could materially impact the Company's consolidated financial statements. Although other estimates are used in preparing the consolidated financial statements, the Company believes that the following accounting estimates are the most critical to understanding and evaluating the reported financial results.

Mineral resources

The Company’s mineral resources, which include measured and indicated, and inferred, are periodically updated, in accordance with applicable industry standards, and form the basis for future cash flow estimates utilized in impairment calculations for long-lived assets. When determining mineral resources, the Company must make assumptions and estimates of future commodity prices, future mining methods and extraction schedules, and the related costs incurred to develop, mine, and process the commodities extracted. A change in any estimate, assumption, or input used to determine the Company’s mineral resources could have a material impact on the Company’s unaudited consolidated financial statements and/or the recorded amounts of assets and liabilities which incorporate mineral resource estimates.

Impairment of long-lived assets

If the carrying amount of an asset or CGU exceeds its estimated recoverable amount, the carrying amount of such asset or CGU is reduced to its estimated recoverable amount and an impairment loss is recognized. The recoverable amount of a CGU is determined as the higher of FVLCD and the asset’s VIU, the calculations of which both require the Company to make estimates and probabilities of future cash flows, discount rates, gold and silver selling prices, recoverable mineral resources, and operating, capital, and decommissioning costs. The Company has used the July 25, 2016 purchase agreement with Klondex Mines Ltd. (see Note 16, Subsequent events) as the best indication of FVLCD with respect to the Company’s sole CGU. A change in this assumption regarding FVLCD or what constitutes a CGU could result in an impairment charge not otherwise recorded.

Obligation under net profit interest

As described in Note 9, Obligation under Net Profit Interest, the Company is subject to a net profits interest on production at Hollister and Esmeralda from inception in May 2013 to May 2022. The Company must make assumptions about commodity prices, production volumes, ore grade, milling recoveries, mining and milling costs, exploration costs and general and administration costs in order to calculate the relevant net profits under this obligation. A change in any estimate, assumption, or input used to determine the Company's net profits could have a material impact on the Company's unaudited consolidated financial statements and/or the recorded amounts of the liability associated with this obligation. Based on management’s estimates, the liability as of June 30, 2016 is $nil (December 31, 2015 – $nil)

Decommissioning provision

Provisions for closure and reclamation liabilities are estimated using expected cash flows, based on engineering and environmental reports prepared by third-party industry specialists, and the quantum of surety obligations posted by the Company, which are adjusted for estimates of inflation and discounted at a risk-free rate specific to the estimated term of the liability. Additionally, the timing of such decommissioning cash flows are estimated using mineral resources and estimated lives of each mine. A change in any estimate, assumption, or input incorporated into the decommissioning provision calculation could change the recorded amount of the related liability and timing and amount of the estimated future reclamation expenditures. Based on management’s estimates, the liability as of June 30, 2016 amounts to $9,936 (December 31, 2015 – $8,694)

Business combination allocations

When accounting for business combinations, the purchase consideration transferred is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Fair value measurements require the use of inputs which, often times, cannot be observed or are observable for similar assets and liabilities (as opposed to identical assets and liabilities). Where provisional fair values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods (up to one year) upon the receipt of final fair value determinations. A change in any estimate, assumption, or input incorporated into the fair value determinations of assets acquired and/or liabilities assumed in a business combination could change the recorded amount of the related assets and liabilities, and impact the Company's financial position and results of operations.

5. Inventories

	June 30,	December 31,
	2016	2015
Supplies	$449	$449

The Company did not experience any write downs of inventories during the years ended June 30, 2016 and 2015.

6. Prepaid Expenses and Other

	June 30,	December 31,
	2016	2015
Prepaid insurance	$66	$159
Claim maintenance and land holding costs	35	159
Deposits	3	5
Other	7	10
	$111	$333

7. Mineral Properties, Plant and Equipment

				Exploration
		Mineral	Plant and	and
Cost	Note	properties	equipment	evaluation	Total
Balance as of December 31, 2015		$9,924	$20,122	$6,336	$36,382
Additions		$–	$1,571	$–	$1,571
Disposals		$–	$(96)	$–	$(96)
Increase in decommissioning provision	10	$1,242	$–	$–	$1,242

Balance as of June 30, 2016		$11,166	$21,597	$6,336	$39,099

Accumulated depreciation and depletion
Balance as of December 31, 2015		$–	$4,991	$–	$4,991
Additions		$–	$1,143	$–	$1,143
Disposals		$–	$(96)	$–	$(96)
Balance as of June 30, 2016		$–	$6,038	$–	$6,038
Net Book Value as of June 30, 2016		$11,166	$15,559	$6,336	$33,061

As of June 30, 2016, the cost of mineral properties, plant and equipment included approximately $12.4 million of capital work in process for the transmission line, drill program, upgrades to the mine underground, as well as various other projects in progress. The Company did not experience any impairment losses on long-lived assets during the six months ended June 30, 2016 and 2015.

8. Finance Lease Obligations

The Company’s finance lease obligations are for the purchase of two pieces of mobile mine equipment, are interest free, and carry 36-month terms, maturing September 2016. The Company's finance lease obligations are secured by the underlying equipment financed, which has a net book value of $78 (December 31, 2015 – $98).

The Company made $28 in principal payments on its finance lease obligations during the six months ended June 30, 2016 (June 30, 2015 – $29). The remaining liability of $15 is reflected as a current liability as it is due in its entirety in 2016.

9. Obligation under Net Profit Interest

In conjunction with the business acquisition of Hollister and Esmeralda in May 2013, the Company executed a Net Profits Royalty Agreement with Credit Suisse AG (subsequently amended in June 2016) to grant a net profits interest with the following key terms:

•	Nine-year duration;
•	Agreement will not apply to a new purchaser of Hollister or Esmeralda, any obligation on the gain on disposal will be borne by the seller; and
•	15% of net profits to be paid quarterly.

The Company values this liability based on estimates of mine operations between the valuation date and the termination of the agreement. This assessment resulted in a liability of $nil as of June 30, 2016 (December 31, 2015 – $nil). No payments have been made under this agreement since inception.

10. Decommissioning Provision

The Company’s decommissioning provision is related to its mining operations and exploration activities at Hollister and Esmeralda as of June 30, 2016, and incorporates an inflation rate of 1.0% (December 31, 2015 – 0.7%) and a discount rate of 1.5% (December 31, 2015 – 2.3%) . The bulk of the obligation is estimated to be satisfied in 2025 (December 31, 2015 – 2025). The following table provides a summary of changes in the decommissioning provision:

	June 30,	December 31,
	2016	2015
Balance as of beginning of period	$8,694	$8,951
Additions from change in estimate of obligations	227	(80)
Additions from change in discount rate	1,015	(177)
Balance as of end of period	$9,936	$8,694

There was no accretion expense recognized during the years ended June 30, 2016 and 2015. As of June 30, 2016, the Company's decommissioning provision was secured by cash collateral of $388 (December 31, 2015– $388) held by the U.S. Forestry Service, Nevada Department of Environmental Protection and the Bureau of Land Management, and by letters of credit and surety bonds guaranteed by the parent of the Company in the amount of $15,084 (December 31, 2015 – $14,202). During the six months ended June 30, 2016, the Company reduced the amount of restricted cash balances collateralizing the surety bonds by $nil (June 30, 2015 – $5,751), resulting in a June 30, 2016 restricted cash balance of $388.

11. Members’ Capital

Units

The authorized unit capital of the Company is comprised of an unlimited number of units. As at June 30, 2016 there were 21,500,000 common units outstanding (December 31, 2015 – 21,500,000). Members contributions are received from the parent of the Company as cash requirements dictate.

12. Related Party Transactions

The Company is charged a service fee from the Elko Mining Group, LLC “shared services” office based on work performed within the shared services office on behalf of the Company. In the six months ended June 30, 2016, the amount charged for these services was $573 (June 30, 2015 – $nil). Based on synergies, certain members of the Company may provide services for other companies within the same parent group and charge back these services as appropriate, as may other companies on behalf of the Company. In the six months ended June 30, 2016 and 2015, these amounts were not significant. In addition, based on liquidity within certain companies under the same parent group, the Company may provide short-term funding to other companies within the group, specifically Elko Mining Group, LLC. The following table provides a summary of the related party accounts as of June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
Elko Mining Group, LLC	$795	$1,346
Gemfield Resources, LLC	–	211
Other	–	14
Due from related parties	$795	$1,571

	June 30,	December 31,
	2016	2015
Borealis Mining Company, LLC	$–	$62
Other	–	2
Due to related parties	$–	$64

Other amounts consist of balances due to/due from the following related entities: CR Reward Corporation, Solidus Resources, LLC, Mt. Hamilton, LLC, Clover Nevada, LLC, and Ruby Hill Mining Company, LLC.

In the six months ended June 30, 2016, the parent of the Company contributed $nil in equity (June 30, 2015 – $8,000).

In the six months ended June 30, 2016, the ultimate parent of the Company provided a guarantee in relation to the $15,084 utilized in letter of credit borrowings by the Company (see Note 15, Commitments and Contingencies).

13. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels: Level 1 – Quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and Level 3 – Inputs for assets and liabilities that are not based on observable market data. There were no transfers between fair value hierarchy levels during the six months ended June 30, 2016 and 2015. The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

				December 31,
	Financial Instrument	Fair Value	June 30, 2016	2015 Fair
	Category	Hierarchy	Fair Value	Value
Financial Assets
Cash	Loans and receivables	N/A	$1,515	$1,482
Restricted cash	Loans and receivables	N/A	$388	$388
Accounts receivable	Loans and receivables	N/A	$–	$3,484
Due from related parties	Loans and receivables	N/A	$795	$1,571
			$2,698	$6,925

				December 31,
	Financial Instrument	Fair Value	June 30, 2016	2015 Fair
	Category	Hierarchy	Fair Value	Value
Financial Liabilities
Accounts payable and accrued liabilities	Financial liabilities at amortized costs	N/A	$388	$1,116
Due to related parties	Financial liabilities at amortized costs	N/A	$–	$64
Finance lease obligations	Financial liabilities at amortized costs	N/A	$15	$44
			$403	$1,224

14. Financial Risk Management

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. While in operations, the Company manages credit risk for trade receivables by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the Company’s cash and trade receivables balances. The receivables with related parties are guaranteed by the Company’s parent, which has access to significant capital. The Company has not experienced any losses on cash balances, accounts receivables or due from related parties and believes that no significant risk of loss exists.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: commodity price risk, interest rate risk, and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits, and derivative financial instruments.

Commodity price risk: The Company is exposed to the risk of fluctuations in prevailing market commodity prices as this may impact the value of the gold and silver resources held by the Company. As neither Hollister nor Esmeralda are currently producing, the Company does not have any near term exposure to price risk.

Interest rate risk: Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is responsible for the interest related to the letter of credit provided to secure its obligations under surety bonds with the Bureau of Land Management. The Company would be adversely impacted by $151 per year for each 1% increase in the interest rate. The Company does not have any additional long-term obligations; as such, its exposure to interest rate fluctuations is minimal.

Foreign currency risk: Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has minimal exposure to currencies other than the United States dollar.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure to limit external debt obligations and its ability to obtain additional capital by issuing equity when required.

15. Commitments and Contingencies

Contingencies

The Company is, from time to time, involved in legal actions related to its business; however, management does not believe, based on currently available information, that contingencies related to any pending or threatened legal matter will have a material adverse effect on the Company’s financial position, although a contingency could be material to the Company’s results from operations or cash flows. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense costs, diversion of management resources, and other factors.

Royalties

Certain patented and unpatented mining claims at Hollister and Esmeralda are subject to lease and royalty agreements that require payments to holders based on minimum annual payment schedules and/or a percentage of the mineral values produced from, or transported through, the royalty claims. Amounts due pursuant to royalty agreements are not recorded in the unaudited consolidated financial statements until such time when the amounts are actually payable. The primary type of royalty agreement applicable to Hollister and Esmeralda is a net smelter return ("NSR") royalty. Under an NSR royalty, the amount paid by the Company to the royalty holder is generally calculated as the royalty percentage multiplied by the market value of the minerals produced less charges and costs for milling, smelting, refining, and transportation. The combined NSR the Company is subject to approximates 5%.

Letter of Credit

On March 31, 2015 the ultimate parent of the Company (the “Fund”) entered into a 3-year revolving term credit facility (the “Facility”) with Citibank, N.A. The Company has the ability to utilize the Facility in order eliminate the need to post cash collateral with regulatory agencies. As of June 30, 2016, the Company has drawn on the Facility to meet the bonding requirements of $15,084 in bonds, and has received $9,641 of previously posted cash collateral. The Company is required to reimburse the Fund for the expense incurred with respect to the Letter of Credit. The Facility is subject to a charge of approximately 160bps for amounts drawn under the letter of credit. In the event that the Facility is terminated or matures, the Company will be required to post the full $15,084 in cash with the regulatory agencies.

16. Subsequent Events

Klondex Mines Ltd. transaction

On July 25, 2016 the parent of the Company entered into a purchase agreement with Klondex Mines Ltd. (“Klondex”). Pursuant to the terms of the purchase agreement, Klondex has agreed to acquire all of the membership interests of Carlin Resources, LLC. The transaction is expected to close in the late third quarter or early fourth quarter of 2016.

SCHEDULE "C"

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS OF THE CORPORATION FOR THE YEAR ENDED DECEMBER 31,
2015 AND FOR THE SIX MONTHS ENDED JUNE 30, 2016

Pro Forma

Condensed Consolidated Financial Statements

(Unaudited - Prepared by Management)

Klondex Mines Ltd.
Pro Forma Condensed Consolidated Statement of Financial Position as at June 30, 2016
(Unaudited and expressed in thousands of United States dollars)

					Pro Forma Adjustments
		Carlin			Acquisition of
	Klondex	Resources,	Financing		Carlin		Pro Forma
As at June30, 2016	Mines Ltd.	LLC	Related	Note	Resources, LLC	Note	Consolidated
Assets
Current assets
Cash	$36,877	$1,515	$93,709	3	$(83,318)	4b	$48,783
Trade receivables	144	—	—		—		144
Due from related parties	—	795	—		(795)	4c	—
Inventories	21,432	449	—		—		21,881
Prepaid expenses and other	7,173	111	—		375	4d	7,659
Total current assets	65,626	2,870	93,709		(83,738)		78,467
Mineral properties, plant and equipment	247,478	33,061	—		88,684	4e	369,223
Restricted cash	9,980	388	—		1,187	4f	11,555
Revolver issuance costs	874	—	—		—		874
Total assets	$323,958	$36,319	$93,709		$6,133		$460,119
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,751	$388	$—		$(388)	4g	$20,751
Income taxes payable	11	—	—		—		11
Provision for legal settlement	2,250	—	—		—		2,250
Derivative liability related to gold supply agreement, current	1,857	—	—		—		1,857
Finance lease obligations, current	448	15	—		(15)	4g	448
Obligations under gold purchase agreement, current	7,218	—	—		—		7,218
Secured promissory note, current	3,616	—	—		—		3,616
Total current liabilities	36,151	403	—		(403)		36,151
Derivative liability related to gold supply agreement	1,312	—	—		—		1,312
Finance lease obligations	669	—	—		—		669
Obligations under gold purchase agreement	14,148	—	—		—		14,148
Secured promissory note	7,681	—	—		—		7,681
Decommissioning provision	27,857	9,936	—		—		37,793
Deferred tax liability	17,312	—	—		—	4j	17,312
Total liabilities	105,130	10,339	—		(403)		115,066
Shareholders' Equity
Share capital	207,673	—	—		14,742	4a	222,415
Contributed surplus	24,020	—	93,709	3	17,774	4a	135,503
Members' equity	—	61,350	—		(61,350)	4h	—
Retained earnings (deficit)	2,441	(35,370)	—		35,370	4h	2,441
Accumulated other comprehensive loss	(15,306)	—	—		—		(15,306)
Total shareholders' equity	218,828	25,980	93,709		6,536		345,053

Total liabilities and shareholders' equity	$323,958	$36,319	$93,709		$6,133		$460,119

The accompanying notes are an integral part of these proforma unaudited condensed consolidated financial statements.

Klondex Mines Ltd.
Pro Forma Condensed Consolidated Statement of Comprehensive Income for the Six Months Ended June 30, 2016
(Unaudited and expressed in thousands of United States dollars)

			Pro Forma Adjustments
		Carlin	Acquisition of
	Klondex	Resources,	Carlin	Note	Pro Forma
Six months ended June 30, 2016	Mines Ltd.	LLC	Resources, LLC		Consolidated
Revenues	$83,479	$—	$—		$83,479
Cost of sales
Production costs	43,922	—	—		43,922
Depreciation and depletion	12,758	1,143	—	4i	13,901
Gross profit (loss)	26,799	(1,143)	—		25,656
General and administrative expenses	6,589	2,057	—		8,646
Loss on equipment disposal	—	—	—		—
Income (loss) from operations	20,210	(3,200)	—		17,010
Loss on derivative, net	(1,835)	—	—		(1,835)
Finance charges, net	(2,581)	—	—		(2,581)
Foreign currency loss, net	(2,207)	—	—		(2,207)
Business acquisition costs	(1,027)	—	—		(1,027)
Provision for legal settlement	(2,250)	—	—		(2,250)
Other, net	119	—	—		119
Income (loss) before tax	10,429	(3,200)	—		7,229
Income tax expense	4,387	—	—	4j	4,387
Net income (loss)	$6,042	$(3,200)	$—		$2,842

Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	5,599	—	—		5,599
Comprehensive income (loss)	$11,641	$(3,200)	$—		$8,441

Net income per share
Basic	$0.04				$0.02
Diluted	$0.04				$0.02

Weighted average number of shares outstanding
Basic	141,211,937		28,500,000	5	169,711,937
Diluted	148,358,498		28,500,000	5	176,858,498

The accompanying notes are an integral part of these proforma unaudited condensed consolidated financial statements.

Klondex Mines Ltd.
Pro Forma Condensed Consolidated Statement of Comprehensive Income for the Year Ended December 31, 2015
(Unaudited and expressed in thousands of United States dollars, except per share amounts)

			Pro Forma Adjustments
		Carlin	Acquisition of
	Klondex	Resources,	Carlin		Pro Forma
Year ended December 31, 2015	Mines Ltd.	LLC	Resources, LLC	Note	Consolidated
Revenues	$155,162	$—	$—		$155,162
Cost of sales
Production costs	83,299				83,299
Depreciation and depletion	29,643	2,134	—	4i	31,777
Gross profit (loss)	42,220	(2,134)	—		40,086
General and administrative expenses	12,396	6,473	—		18,869
Loss (gain) on equipment disposal	351	(78)	—		273
Income (loss) from operations	29,473	(8,529)	—		20,944
Gain on derivative, net	124	—	—		124
Foreign currency gain, net	14,869	—	—		14,869
Business acquisition costs	(337)	—	—		(337)
Loss on extinguishment of senior notes	(2,132)	—	—		(2,132)
Provision for legal settlement	—	—	—		—
Other, net	—	—	—		—
Income (loss) before tax	34,308	(8,529)	—		25,779
Income tax expense	11,780	—	—	4j	11,780
Net income (loss)	$22,528	$(8,529)	$—		$13,999

Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	(14,967)	—	—		(14,967)
Comprehensive income (loss)	$7,561	$(8,529)	$—		$(968)

Net income per share
Basic	$0.17				$0.09
Diluted	$0.16				$0.08

Weighted average number of shares outstanding
Basic	132,279,526		28,500,000	5	160,779,526
Diluted	138,998,958		28,500,000	5	167,498,958

The accompanying notes are an integral part of these proforma unaudited condensed consolidated financial statements.

Klondex Mines Ltd.
Notes to the Pro Forma Condensed Consolidated Financial Statements
As at and for the six months ended June 30, 2016 and for the year ended December 31, 2015
(Unaudited and expressed in thousands of United States dollars, unless otherwise noted)

1. About the Company

Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. As at June 30, 2016, the Company had 100% interests in: (1) two mines located in Nevada, USA: (a) Fire Creek and (b) the Midas Mine and Mill Facility (2) one mine located in Manitoba, Canada: the True North Mine and Mill Complex , and (3) early-stage exploration properties located in Nevada, USA and Manitoba and Ontario, Canada.

As discussed in Note 3, on October 3, 2016, the Company completed its acquisition of all of the membership interests of Carlin Resources, LLC ("Carlin"), the entity that owns, among other assets, the Hollister mine and the Aurora mine and ore milling complex, both of which are located in Nevada (the "Acquisition").

2. Basis of Presentation

These unaudited pro forma condensed consolidated financial statements (the "Pro Forma Statements") have been prepared in connection with the Acquisition for illustrative purposes only and give effect to the Acquisition and other transactions pursuant to the assumptions described in Notes 4. The unaudited pro forma condensed consolidated statement of financial position as at June 30, 2016 gives effect to the Acquisition by Company as if it had occurred as at June 30, 2016. The unaudited pro forma condensed consolidated statements of comprehensive income for the year ended December 31, 2015 and for the six months ended June 30, 2016 gives effect to the Acquisition as if it had occurred as at January 1, 2015 and January 1, 2016, respectively. The preparation of these Pro Forma Statements is based on the historical financial statements of the Company and Carlin, both of which were prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board.

These Pro Forma Statements have been prepared from the information derived from, and should be read in conjunction with, the following:

1.	The Company's audited consolidated financial statements as at and for the year ended December 31, 2015.

2.	The Company's unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2016.

3.	Carlin's audited consolidated financial statements as at and for the year ended December 31, 2015.

4.	Carlin's unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2016.

These Pro Forma Statements are not indicative of the operating results or financial condition that may have been achieved if the Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. These Pro Forma Statements do not reflect any historical cost savings, operating synergies, or enhancements that the combined company may have achieved as a result of the Acquisition.

These Pro Forma Statements include adjustments and allocations of the Acquisition's purchase price consideration which are based on preliminary estimates of the fair value of the consideration paid, assets acquired, and liabilities to be assumed. The final purchase price allocation is expected to be completed once the third party asset and liability valuations are finalized and the total acquisition costs are accumulated. As a result, the final purchase price allocation may be materially different from the preliminary estimated allocations presented in these Pro Forma Statements.

These Pro Forma Statements are presented in thousands of United States dollars (unless otherwise stated) and references to "$" refers to United States dollars (unless otherwise noted).

3. Details of the Transaction

On October 3, 2016, the Company completed its previously announced acquisition of all of the membership interests of Carlin Resources, LLC, the entity that owns, among other assets, the Hollister mine and the Aurora mine and ore milling complex (formerly known as the Esmeralda mine and ore milling complex) located in Nevada. The Acquisition was carried out pursuant to the terms of a membership interest purchase agreement (the "Purchase Agreement") dated July 25, 2016 among Klondex, Klondex Holdings (USA) Inc., an indirect wholly-owned subsidiary of the Company, Waterton Nevada Splitter, LLC ("Waterton Splitter") and Waterton Precious Metals Fund II Cayman, LP, as assigned by Klondex USA to Klondex Schuma Holdings LLC ("Klondex Schuma"), an indirect wholly-owned subsidiary of the Company.

The Acquisition was completed in consideration for: (i) the payment by Klondex Schuma to Waterton Splitter of $80.0 million in cash; (ii) the issuance by the Company to Waterton Splitter of 5,000,000 warrants (the "Consideration Warrants") to purchase common shares of the Company ("Common Shares"), which Consideration Warrants have a 15 ½ year term, are exercisable commencing on April 3, 2017, have an exercise price equal to C$6.00 and include a forced conversion provision that requires the holder to convert the Consideration Warrants if the Common Shares trade at or above a 100% premium to the exercise price of the Consideration Warrants for 60 consecutive trading days on the market on which the Common Shares primarily trade; and (iii) the issuance by the Company to Waterton Splitter of 2,600,000 Common Shares.

To finance the Acquisition, on July 25, 2016, the Company entered into an agreement, as amended on July 26, 2016, (the "Offering") with a syndicate of underwriters (the “Underwriters”), who agreed to purchase for resale, on a "bought deal" private placement basis, 25,900,000 subscription receipts of the Company ("Subscription Receipts"), at a price of CDN $5.00 per Subscription Receipt for aggregate gross proceeds of CDN$129.5 million, of which $93.7 million, being the net proceeds of the Offering, was received after deducting general offering costs of $0.7 million and underwriting fees of CDN $6.4 million.

The Offering closed on August 18, 2016, and the gross proceeds from the sale of Subscription Receipts, less costs and expenses of the Underwriters, and less 50% of the underwriters' fee of 5% of the gross proceeds, were placed into escrow. On September 29, 2016 the conditions precedent to the Acquisition (other than the payment of the purchase price) were satisfied and the proceeds which were previously placed into escrow, other than the remaining 50% of the underwriters' fee and the advisory fee payable to GMP Securities L.P. of CDN$0.3 million, were released to the Company. Each holder of a Subscription Receipt received, without the payment of additional consideration or further action on the part of the holder, one special warrant (a "Special Warrant") of the Company. On September 29, 2016, in connection with the release of the proceeds of the Offering from escrow, each Special Warrant entitles the holder thereof to receive upon exercise or deemed exercise, without the payment of additional consideration, one Common Share. The Special Warrants are exercisable by the holders thereof at any time and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) December 19, 2016, and (b) the third business day after the date a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada (other than Quebec) qualifying the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the "Deemed Exercise Date"). The Special Warrants are, and the Common Shares issuable upon the exercise of the Special Warrants prior to the Deemed Exercise Date will be, subject to a four month plus one day hold period which commenced on August 18, 2016, pursuant to applicable Canadian securities laws.

4. Pro Forma Adjustments

a.

The Company has accounted for the Acquisition as a business combination and, on a preliminary basis, allocated the purchase consideration transferred to the estimated fair value of identifiable assets and liabilities acquired, as shown below.

Purchase consideration:	Note	June 30, 2016	(1)
Cash	3	$80,000
Common Shares(2)	3	14,742
Consideration Warrants(3)	3	17,774
		$112,516
Assets and liabilities acquired:
Mineral properties, plant and equipment		$121,745
Inventories		449
Prepaid expenses and other		258
Decommissioning provision		(9,936)
		$112,516

(1) Amounts are preliminary in nature and subject to change based on completion of the full valuation process.
(2) Calculated as the 2,600,000 Common Shares multiplied by the October 3, 2016 closing share price on the NYSE MKT of $5.67.
(3) Calculated as the 5,000,000 Consideration Warrants multiplied by CDN$4.67, the fair value determined using a Monte Carlo valuation approach, further multiplied by the October 3, 2016 CDN$:US$ exchange rate of 0.761:1.

b.	Cash includes the following adjustments:

	Note	June 30, 2016
Cash portion of purchase consideration	4a	$(80,000)
Exclusion of Carlin's cash pursuant to the Purchase Agreement	4f	(1,515)
Reimbursement to Waterton Splitter of certain land holding costs	4d	(228)
Cash collateral remitted for reclamation bonding	4f	(1,575)
		$(83,318)

Pursuant to the terms of the Purchase Agreement, certain of Carlin's assets and liabilities, including cash of $1.5 million, were excluded from the Acquisition. The Company reimbursed Waterton Splitter for $0.2 million of claim maintenance and land holding costs paid by Carlin prior to October 3, 2016 which were for the benefit of the Company and was required to post $1.6 million of cash collateral for reclamation bonds which secure the decommissioning provisions associated with the Hollister and Aurora mineral properties.

c.	Pursuant to the terms of the Purchase Agreement, certain of Carlin's assets and liabilities, including amounts due from related parties of $0.8 million, were excluded from the Acquisition.

d.

Prepaids and other includes a $0.2 million increase in prepaid claim maintenance and land holding costs (discussed in 4b) and a $0.1 million increase to other assets based on fair value adjustments resulting from the preliminary purchase price allocation.

e.

Mineral properties, plant and equipment includes an $88.7 million increase to the $33.1 million carrying value of Carlin's long-lived assets based on the $121.7 million estimated fair value of the mineral properties, plant and equipment acquired in the Acquisition, as currently contemplated in the preliminary purchase price allocation.

The estimated fair value of the Hollister mineral property was determined using a discounted cash flow model which includes, among other things, inputs and assumptions for gold prices, inflation rates, discount rates, tons mined and related grades, future production volumes and timing, future operating and capital costs, federal and Nevada tax rates, and royalty payments and obligations. The fair value of the Hollister mineral property includes reductions for certain net smelter royalty agreements.

The estimated fair value of the Aurora mineral property was determined using precedent Nevada transactions to derive a fair value per gold equivalent ounce which was multiplied by the total gold equivalent ounces acquired and included in the most recent Aurora mineral resource estimate.

The estimated fair values of plant and equipment at the Hollister and Aurora properties, administrative buildings in Winnemucca, Nevada, an assay lab in Lovelock, Nevada, and other personal and real property was determined using either an estimated replacement cost approach or a market approach.

f.

Pursuant to the terms of the Purchase Agreement, certain of Carlin's assets and liabilities, including restricted cash of $0.4 million, were excluded from the Acquisition. The Company was required to post $1.6 million of cash collateral for reclamation bonds which increased restricted cash.

g.

Pursuant to the terms of the Purchase Agreement, certain of Carlin's assets and liabilities, including accounts payable and accruals of $0.4 million and finance lease obligations of $15.0 thousand, were excluded from the Acquisition.

h.	Members' equity and retained earnings (deficit) includes adjustments to eliminate Carlin's historical equity accounts.

i.

No pro forma adjustment was made to depreciation and depletion expense as substantially all of the $88.7 million increase to mineral properties, plant and equipment (discussed in 4e) was allocated to the Hollister and Aurora mineral properties themselves, which are depleted on a units-of-production basis. Carlin had no production or revenues during the six months ended June 30, 2016 or the year ended December 31, 2015.

j.

The purchase price allocation was prepared by attributing the difference between the purchase consideration and the carrying value of the net assets of Carlin LLC (before considering goodwill and deferred tax) to property plant and equipment. No pro forma adjustment was made to deferred taxes because the tax basis of the acquired property plant and equipment is assumed to be equal to the allocated fair value and the recoverability of any unrecognized deferred tax assets is uncertain. The final purchase price allocation will be determined once the relevant valuations are completed by management. As a result the final purchase price allocation may be materially different from the preliminary estimated allocation.

5. Pro Forma Weighted Average Common Shares

The following table provides computations of adjustments to the Company's pro forma basic and diluted shares after giving effect to the Acquisition and Offering transactions, both of which are described in Note 3.

	Six months ended June	Year ended December
	30, 2016	31, 2015
Weighted average common shares - Basic:
Effect of:
Subscription receipts pursuant to the Offering	25,900,000	25,900,000
Common Shares issued pursuant to the Acquisition	2,600,000	2,600,000
	28,500,000	28,500,000

The 5,000,000 Consideration Warrants issued pursuant to the Acquisition were excluded from the diluted weighted average common shares calculation as their exercise price of CDN$6.00 exceeded the Company's average closing share price of CDN$3.87 for the six months ended June 30, 2016 and CDN$2.99 for the year ended December 31, 2015.